SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             Lightning Gaming, Inc.
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                                (Name of Issuer)


                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)


                                To Be Applied For
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                                 (CUSIP Number)

                                  Brian Haveson
                               106 Chelsea Parkway
                               Boothwyn, Pa 19061
                                 (610) 494-5534
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 29, 2008
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), ss.ss. 240.13d-1(f), or ss.ss. 240.13d-1(g), , check the following box: |_| .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. To be Applied For
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(1)     Name of reporting persons: Brian Haveson

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(2)     Check the appropriate box if a member of a group (see instructions)
             (a) [ ]
             (b) [ ]
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(3)     SEC use only
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(4)     Source of funds (see instructions)            AF
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(5)      Check if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e) |_|
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(6)    Citizenship or place of organization          United States of America
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Number of shares beneficially owned by each reporting person with:
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         (7)    Sole voting power              3,000,000
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         (8)   Shared voting power                     0
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         (9)   Sole dispositive power            795,909

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         (10)  Shared dispositive power                0
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

(11) Aggregate amount beneficially owned by each reporting person       795,909

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(12)   Check if the aggregate amount in Row (11) excludes certain shares (see
       instructions)                 |_|
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(13)    Percent of class represented by amount in Row (11)       17.14%
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14)      Type of reporting person (see instructions)      IN
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

         This Amendment No. 1 amends and supplements the Schedule 13D originally filed by Brian Haveson on August 31, 2007 (the "Schedule 13D") relating to the shares of common stock, par value $0.001 per share (the "Shares"), of Lightning Gaming, Inc. (formerly known as "Red Pearl Acquisition Corp." and referred to herein as the "Issuer"). Except as expressly set forth herein, there have been no changes to the information contained in the Schedule 13D. Capitalized terms herein and not otherwise defined herein have the meanings assigned to such terms in the Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration

         By letter dated as of December 31, 2007, Lightning Poker, Inc. extended the maturity date of the Note until January 31, 2008 and instructed the reporting person to transfer to the Issuer any Shares he elected to use to repay the Note.

         On January 29, 2008, the reporting person transferred 3,000,000 Shares to the Issuer.


Item 4. Purpose of Transaction

         By written consent dated as of September 28, 2007, the reporting person, as the sole director of the Issuer, approved the Agreement and Plan of Merger dated September 28, 2007 (the "Merger Agreement") by and among the Issuer, LPI Acquisition Corp. and Lightning Poker, Inc. and the merger referred to therein (the "Merger"), and the transactions contemplated thereby.

         By written consent dated January 29, 2008, the reporting person, as the sole director of the Issuer, (1) increased the size of the Board of Directors of the Issuer to five and appointed Ronald Skotarczak, Seth Berger, Donald Caldwell, and Frederick Tecce to fill the vacancies thus created, and (2) elected himself as the Chief Executive Officer, Robert Ciunci as the Chief Financial Officer, and Albert Keyack as the Secretary of the Issuer. All of these directors and officers are also directors and/or officers of Lightning Poker, Inc.

Item 5. Interest in Securities of the Issuer

         (a) and (b) The reporting person beneficially owns 795,909 Shares, or 17.1% of the outstanding shares of common stock of the Issuer, the only class of outstanding capital stock of the Issuer. The reporting person has sole voting power and dispositive power of all the Shares .

         (c) On January 29, 2008, the Reporting Person disposed of 3,000,000 Shares in a transaction approved in advance by the Issuer's Board of Directors. No consideration was paid by the Issuer for the Shares, although the delivery of the Shares resulted in the discharge of the reporting person's obligation to Lightning Poker, Inc. under the Note. On the same day, as a result of the consummation of the Merger, the reporting person's shares of common stock of Lightning Poker, Inc. were converted into the right to receive the same number of Shares.

Item 7. Material to be Filed as Exhibits

    Exhibit A   Merger Agreement.


                                    Signature

         After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 8, 2008                         /s/ Brian Haveson
                                                    ----------------------
                                                     Brian Haveson